JASPER EXPLORATIONS INC.
9012 – 100 St.
Westlock, Alberta
Canada T7P 2L4

March 1, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549

Attention: Anne Nguyen Parker

Re:	Jasper Explorations Inc. (the “Company”)
Amendment no. 1 to Registration Statement on Form S-1
Filed February 2, 2011
File No. 333-171373

In response to your letter dated February 17, 2011, please see the below responses:

1.	We have attempted to make corresponding changes where applicable and have attempted to respond to each bullet point as applicable and made page references where applicable.

2.

Robert Denman founded and incorporated the Company on December 18, 2008, and has acted as its sole officer and director since inception. Mr. Denman personally incorporated the Company and on inception became the sole shareholder, director, and officer. The Company has been under the direction and control of Mr. Denman since inception. Mr. Denman incorporated the Company approximately two years prior to leaving Orofino Gold. The Company was incorporated for the purpose of exploring mining claims two years prior to Mr. Denman leaving Orofino Gold. Mr. Denman has engaged Ms. Dalmy on various occasions for legal advice on personal matters since approximately 2005. Ms. Dalmy was also engaged by Orofino Gold to provide legal services during and after the period which Mr. Denman was a director. Mr. Denman met Mr. Thompson around 2008 at around the time he incorporated the Company, and while investigating potential mineral claims located in and around the same area as the Company’s claims.

3.

We understand that Ms. Dalmy is a securities attorney and may have acted for many, many other clients in a similar business or that are deemed public companies or reporting issuers, etc. We are not connected nor have any association with any of these other clients, and have never asked Ms. Dalmy about these clients. We understand that even if we enquired about these clients, the rules of attorney-client privilege would probably bar Ms. Dalmy from discussing these clients with us. With respect to the specific companies mentioned in your letter, we have never heard of these companies prior to your letter, and, to the best of our knowledge, have no knowledge whatsoever of these companies or their operations. We have never discussed these companies with Ms. Dalmy and have no reason or intention to do so.

4.

Likewise with Mr. Thompson, we understand that as a professional geologist he may have a relationship with other mining companies, both private and public. Again, we are not connected nor have any association with any of these other companies, and have never asked Mr. Thompson about any other company with which he may be associated. We assume that he would likely not discuss other companies with us even if we enquired; as a professional, he is likely contractually bound by non-disclosure and confidentiality agreements. With respect to the specific company referred in your letter, we have never heard of this company prior to your letter, and, to the best of our knowledge, have no knowledge whatsoever of this company, its management or its operations. We have never discussed this company with Mr. Thompson and have no reason or intention to do so.

5.	We have included the material from Page 33 in the summary section on Page 6.

6.	The number for Phase 1 and the total for the three phases has been corrected and updated throughout the filing.

7.	The risk disclosure has been amended to present the impact and magnitude of the risk of Mr. Denman not visiting the property.

8.

The Company has made it clear that it has not yet applied for quotation on any stock exchange, market, or trading facility. As the Company does not have a specific time in mind when it might apply for quotation, the entire comment regarding possible future OTCBB quotation has been deleted.

9.

The Company does not intend to trade on the Pink Sheets. We have reviewed the website to which you have referred us with respect to Ms. Dalmy. We note that this appears to refer to her ability to present tradability opinions to Pink Sheets with respect to companies that do not provide disclosure on Edgar but rather utilize the disclosure service of the Pink Sheets website. As the Company reports on Edgar and does not utilize nor has any intention to utilize the Pink Sheets disclosure service, we therefore do not believe this has any impact to the Company whatsoever.

10.	We have updated our business disclosure to provide a full history of the prior three years.

11.

We have re-examined our Phase 1 numbers and realized that the contingency numbers and the GST (Goods and Services Tax) were already incorporated into the earlier line items. As a result, the contingency and tax items have been removed.

12.	The Company has provided a proper context for commencing its exploration phases on page 32.

13.	The disclosure has been updated to include Mr. Denman’s involvement with Dakota Creek Minerals Inc. and any other ventures.

14.	We have amended our disclosure to provide a better indication of the relationships between SNT Cleaning, Robert Denman, and Clean n Shine.

15.	The index has been updated accordingly.

16.	The previous filing dates have been disclosed.

17.	The correct legal opinion has been filed.

Thank you for your assistance.

Very truly yours,

Jasper Explorations Inc.

/s/ Robert Denman
Robert Denman

Chief Executive Officer,
Chief Financial Officer,
President, Secretary,
Treasurer and
Director Principal Executive Officer
and (Principal Accounting Officer)